UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CONCENTRIX CVG CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Issuer))

5.75% Junior Subordinated Convertible Debentures due 2029

(Title of Class of Securities)

212485AE6

(CUSIP Number of Class of Securities)

Steven L. Richie

Senior Vice President, HR and Legal

Concentrix CVG Corporation

44201 Nobel Drive

Fremont, California 94538

(510) 656-3333

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With Copies to:

Stanton D. Wong, Esq. Pillsbury Winthrop Shaw Pittman LLP Four Embarcadero Center, 22nd Floor San Francisco, CA 94111-5998 (415) 983-1000	Gabriella A. Lombardi, Esq. Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, CA 94304 (650) 233-4500

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$125,000,000.00	$15,150.00

(1)

Calculated solely for purposes of determining the filing fee. The transaction valuation assumes that all $125,000,000 aggregate principal amount of 5.75% Junior Subordinated Convertible Debentures due 2029 (the “Debentures”) outstanding as of October 10, 2018 will be repurchased for a price equal to 100% of the principal amount.

(2)	Previously paid. Calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934 and equals $121.20 per million of the transaction valuation.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing party:
Form or Registration No.:	Date filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on October 11, 2018 by Concentrix CVG Corporation, a Delaware corporation (the “Company”) and successor to Convergys Corporation. The Schedule TO relates to the right of each holder (each, a “Holder”) of the Company’s 5.75% Junior Subordinated Convertible Debentures due 2029 (the “Debentures”) to require the Company to repurchase the Debentures, as described in the Company Notice of Fundamental Change, Company Notice of Make-Whole Fundamental Change, Company Notice of Supplemental Indenture, Company Notice of Change in Conversion Rate and Company Offer to Repurchase to Holders of the 5.75% Junior Subordinated Convertible Debentures due 2029 issued by the Company, dated October 11, 2018, filed as Exhibit (a)(1) to the Schedule TO and referred to as the “Offer to Repurchase.” This Amendment No. 1 constitutes the final amendment to the Schedule TO pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934. All capitalized terms used by not defined in this Amendment No. 1 have the meanings given to such terms in the Notice.

ITEMS 1 THROUGH 9, and ITEM 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“In accordance with the terms of the Notice, the Fundamental Change Repurchase Right expired at 5:00 p.m., New York City time, on November 8, 2018 (the “Fundamental Change Expiration Time”) and was not extended. The Company has been advised by the Paying Agent that $1,000 aggregate principal amount of the Debentures were validly surrendered for repurchase prior to the Fundamental Change Expiration Time. Accordingly, $1,000 aggregate principal amount of the Debentures were validly accepted for repurchase by the Company pursuant to the Notice at a purchase price of $1,008.47. The Make-Whole Conversion Period has also expired. Following the expiration of the Fundamental Change Repurchase Right and the Make-Whole Conversion Period, $30,811,000 aggregate principal amount of the Debentures remained outstanding.”

ITEM 12. EXHIBITS.

Exhibit Number	Description

(a)(1)*	Company Notice of Fundamental Change, Company Notice of Make-Whole Fundamental Change, Company Notice of Supplemental Indenture, Company Notice of Change in Conversion Rate and Company Offer to Repurchase to Holders of the 5.75% Junior Subordinated Convertible Debentures due 2029.

(a)(5)	Press release dated October 5, 2018 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 5, 2018).

(b)	Not applicable.

(d)(1)	Indenture, dated as of October 13, 2009, between Convergys Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on October 13, 2009).

(d)(2)	First Supplemental Indenture, dated as of October 5, 2018, between Concentrix CVG Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on October 5, 2018).

(d)(3)	Agreement and Plan of Merger, dated as of June 28, 2018, and Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 22, 2018, by and among Convergys Corporation, SYNNEX Corporation, Delta Merger Sub I, Inc. and Concentrix CVG Corporation (incorporated by reference to Annex A of the Company’s Definitive Proxy Statement on Schedule 14A filed on August 28, 2018).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CONCENTRIX CVG CORPORATION

By:	/s/ Shanthilata Suryadevara
Name:	Shanthilata Suryadevara
Title:	Vice President and Global Controller

Date: November 12, 2018